MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2012
(Expressed in US dollars)

Norsat International Inc.	Management’s Discussion & Analysis

Table of Contents

	1.0 INTRODUCTION	3
	2.0 BUSINESS OVERVIEW	4
	2.1 OVERVIEW OF THE BUSINESS	4
	2.2 COMPANY PRODUCTS AND SERVICES	4
	2.3 MARKETS AND TRENDS	6
	2.4 STRATEGY	9
	3.0 OVERVIEW	11
	3.1 OUTLOOK	12
	4.0 FINANCIAL REVIEW	13
	4.1 NON-IFRS MEASUREMENTS	13
	4.2 RESULTS OF OPERATIONS FOR THE THREE M ONTHS ENDED MARCH 31, 2012	14
	4.3 SUMMARY OF QUARTERLY RESULTS	17
	4.4 LIQUIDITY AND FINANCIAL CONDITION	18
	4.5 CAPITAL RESOURCES	19
	4.6 CONTRACTUAL OBLIGATIONS	20
	5.0 OFF BALANCE SHEET ARRANGEMENTS	21
	6.0 TRANSACTIONS WITH RELATED PARTIES	21
	7.0 PROPOSED TRANSACTIONS	21
	8.0 CRITICAL ACCOUNTING ESTIMATES	21
	9.0 OUTSTANDING SHARE DATA	22
	10.0 RISKS AND UNCERTAINTIES	22
11.0	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	22
	11.1 DISCLOSURE CONTROLS AND PROCEDURES	22
	11.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING	22
	11.3 CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	22
	12.0 EVENTS AFTER THE REPORTING DATE	23

Norsat International Inc.	Management’s Discussion & Analysis

1.0 Introduction

The following management’s discussion and analysis (MD&A) of Norsat International Inc. (“Norsat” or “the Company”) as of May 8, 2012 should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2012 and 2011, and related notes included therein. These unaudited condensed interim consolidated financial statements have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and in accordance with International Accounting Standard 34 – Interim Financial Reporting. All amounts are expressed in United States dollars unless otherwise indicated. The MD&A and unaudited condensed interim consolidated financial statements were reviewed by the Company’s Audit Committee and approved by the Company’s Board of Directors.

Additional information relating to the Company including our most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in our operations in future periods, the adequacy of our financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,”, “predicts,” “potential,” “targeted,” “plans,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved. These forward-looking statements include, without limitation, statements about our market opportunities, strategies, competition, expected activities and expenditures as we pursue our business plan, the adequacy of our available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. Our forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments we anticipate will be realized. Some of these risks, uncertainties and other factors are described herein under the heading “Risks and Uncertainties” and in the most recent Annual Information Form under the heading “Risk Factors”. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Norsat International Inc.	Management’s Discussion & Analysis

2.0 Business Overview

2.1 Overview of the Business

Norsat is a leading provider of communication solutions used by government organizations, and militaries, transportation, resource and marine industry companies, news organizations, search and rescue operators and others that require reliable transmission of data, audio and video in remote and austere environments.  Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of portable ground station satellite terminals, antennas, Radio Frequency (RF) conditioning products,  microwave components, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions Division, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.

Our business currently operates primarily through three business segments: RF antennas and filters (“Sinclair Technologies”), Satellite Solutions, and Microwave Products. We also have three additional segments which have limited activity – Maritime Solutions, Remote Network Solutions and Norsat Power Solutions.

Our common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

2.2 Company Products and Services

Sinclair Technologies

Sinclair Technologies specializes in RF antenna and filter products designed for high performance, reliability and durability in extreme weather conditions. Within these two main product lines, we offer over 2,000 distinct products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multicouplers, and Accessories.  Engineers in our Sinclair Technologies segment are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancement, we continue to expand our product offerings and improve existing designs to better serve customers.

Antennas
Our Sinclair Technologies segment has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, military and mobile radio applications. Some of these frequencies are currently being “re-farmed” – re-allocated to new applications by governing bodies such as the FCC in the U.S. and Industry Canada. This “re-farming” of frequencies creates new demand, which we can satisfy through relatively minor modifications to existing products, preserving our leadership potion in this area.

Our Sinclair Technologies segment also manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. The family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair Technologies was instrumental in developing low passive inter-modulation (“PIM”) antennas.

Norsat International Inc.	Management’s Discussion & Analysis

Filters
Our Sinclair Technologies segment also produces an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers.  Our filter product line is based on standard cavity and combines resonator technologies, as well as very small high-performance filters, using cross-coupled technology.

Satellite Solutions

Norsat’s Satellite Solutions segment, established in 2003, provides a comprehensive portfolio of transportable satellite terminals and software interfaces designed for easy portability and reliable  broadband connectivity over satellite links in places where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. Our portfolio of portable satellite systems includes:

The Norsat GLOBETrekkerTM: an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekkerTM is ideal for users who are highly mobile such as military special forces, emergency first responders, business continuity managers, search and rescue services and journalists.

The Norsat Rover:  a complete satellite terminal that fits into an extended-mission backpack. The Norsat Rover is capable of data transfer rates of approximately 1.0 Mbps and is still compact enough to fit into a single backpack.

OmniLink™: a product family designed to address the demanding needs of users seeking to establish broadband connectivity on a temporary basis, but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

We believe our satellite solutions technology offers superior functionality, usability and portability compared to competitive offerings.  Several companies offer satellite systems that provide similar functionality, but they are generally larger than GLOBETrekkerTM or OmniLinkTM. Therefore, we believe these larger products are unsuitable for applications and markets where portability is a key requirement.

Microwave Products

Our Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers that enable the transmission, reception and amplification of signals to and from satellites. Our product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other customized products.

Norsat is a market leader in microwave products.  Through more than three decades of participation in this market, we have developed a reputation for quality, reliability and innovation.  We believe that we have the largest market share of any of our competitors in this space.

Norsat International Inc.	Management’s Discussion & Analysis

Maritime Solutions

Norsat entered the marine satellite business in 2008. Our Maritime Solutions segment provides broadband connectivity over satellite for industries that operate in a marine environment.  Examples include commercial fishing, recreational fishing and boating, and the oil and gas industry. We continue to explore the different alternatives available to further leverage our technology into this area and recorded approximately $0.2 million of revenues for the three months ended March 31, 2012 (2011 - $0.2 million).

Remote Network Solutions

We established Norsat’s Remote Network Solutions segment in 2008 to develop, market and deploy wireless communications systems that can solve connectivity challenges in areas too large to be serviced by Wi-Fi solutions. Our remote network solutions are agnostic toward any specific technology and can be based on different protocols such as Worldwide Interoperability for Microwave Access (“WiMAX”), LTE and/or 4G. These technologies can enable the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and, in some instances, mobile communications. A typical wireless network presents as a hybrid of cellular and cable/DSL networks with radio towers (“BTS”) broadcasting the wireless signal to modem devices (“CPE”) at customer locations. When combined with satellite communications as a backhaul connection, WiMAX allows operators to deploy a cost-effective broadband offering in under-serviced regions of the world. We are exploring the different alternatives available to leverage our technology into this area. As at March 31, 2012, we have yet to recognize any revenues from this segment.

Norsat Power Solutions

In February 2012, we established Norsat’s Power Solutions segment.  This new business segment provides turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors.  It has also developed complementary products for our other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment.  As at March 31, 2012, we have yet to recognize any revenues from this segment.

2.3 Markets and Trends

Radio Frequency Based Communications - Markets

The antenna and filter products supplied by our Sinclair Technologies segment are used primarily by the Private Mobile Radio (“PMR”) industry and specifically by the following industry segments:

➢
Public safety and military network operators, including several police forces, military and paramilitary organizations, such as the coast guards and navies, and a large set of ambulance and fire dispatch services;

➢
Private Sector Networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies, as well as other dedicated network operators, generally served through an extensive set of dealers specializing in radio systems;

➢	Mobile radio, public safety, military, cellular, aviation and heavy transport industries; and

➢	Original equipment manufacturers.

Norsat International Inc.	Management’s Discussion & Analysis

Sinclair products are well established globally. Operating in the 30 MHz to 1.9 GHz frequency range, Sinclair antennas and filters are integral components of many wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems.  In general, Sinclair Technologies products can support voice, data and video transmission.

Radio Frequency Based Communications - Trends

Communication networks, and in particular, mobile wireless communications systems, are constantly in demand for public safety, national security, natural resource management, and other specialized applications.

➢
Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks.  As an example, US Broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks;

➢	Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products;

➢	Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the PMR market; and

➢	Original equipment manufacturers (OEMs) are driving greater efficiencies and bargaining power by favouring fewer vendors with a broad product portfolio.

Satellite-based Communications - Markets

Our satellite-based communications business includes Norsat’s Satellite Solutions, Microwave Products, Maritime Solutions and Remote Networks Solutions products and services.  These products employ satellites that are orbiting the earth to transmit and receive content. Our equipment interoperates with satellites that orbit the earth at the same speed as the earth rotates. These satellites appear to remain at the same point relative to the earth’s surface, thus giving the impression that they are “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. Our equipment has been standardized so that it can operate on most satellites, without further customization. These products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and motion video.

The satellite industry continues to see increased demand, primarily driven by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. Our products operate primarily on widely deployed commercial Ku-band satellites.  However, some of our products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Norsat International Inc.	Management’s Discussion & Analysis

We believe that a number of industry trends are positively influencing demand for our products.  Specific trends include the following:

Satellite-Based Communications - Trends

➢	There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

➢
As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

➢
In the era of 24-hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

➢
Major media are experiencing competition from alternative news sources that typically make content available over the Internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

➢	The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are increasingly considered vital.

➢
Major organizations that have global operations are increasingly aware of, and plan for, natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

➢	A number of large-scale disasters in recent years have proven the critical importance of first responders being able to establish rapid communication links to coordinate recovery efforts.

➢
Experience with information technology and communication equipment in recent decades has conditioned users generally to expect related hardware to become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

➢
Applications for satellite technology are becoming ubiquitous.  From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and Internet backhaul, location-based services and satellite imagery.  As a result, a broader base of users has a need for ground-based satellite equipment.

Norsat International Inc.	Management’s Discussion & Analysis

2.4 Strategy

Provide leading communications solutions

Norsat’s mission is to become a leading provider of communications solutions for remote and austere regions of the world.  Our primary value proposition is rooted in our longevity and reputation for quality, and in our track record for being highly successful when dealing with projects in remote and austere parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after-sales support infrastructure.  In addition, we have a track record of introducing innovative new products to the RF antenna and filter, and satellite industries and we plan to remain a product leader in these areas. With a strong financial base, we continue to invest in research and development for the RF antenna and filter, satellite, and microwave businesses.  These attributes will remain core elements of Norsat’s strategy, forming the foundation of our organic growth

Pursue acquisition opportunities

While we continue to focus on organic growth within our existing product segments, we are actively pursuing an acquisition-based growth strategy. As such, we are constantly identifying and evaluating potential acquisition candidates that are leaders in their field and that meet our core acquisition criteria of:
➢	enhancing our ability to provide communications solutions in remote and austere regions;
➢	providing access to high-end commercial markets; and
➢	increasing our ability to generate a stable revenue stream.

While we believe a proportion of our future growth will come via acquisitions, we are proceeding prudently. Any company we purchase must be attractively priced, advance our corporate objectives and have the potential to be accretive to our shareholders.

In January 2011, we acquired Aurora, Ontario-based Sinclair Technologies Holdings Inc. (“Sinclair”), a private company that is a leading provider of antenna and radio frequency conditioning products.

We believe the Sinclair acquisition fits well with our strategy in that it complements our core businesses and supports our goal of becoming a premium provider of communication solutions for remote and austere regions. Like Norsat’s other product lines, Sinclair products are used all over the world and are often operated in the harshest of environments. Many of Sinclair’s customers, like Norsat’s, rely on the delivery of superior products that can withstand severe elements. Additionally, they expect to access the latest technologies and receive customized solutions. Importantly, Sinclair’s products target different end-markets than Norsat’s products, providing opportunities to expand our market base and generate cross-selling opportunities between the two segments. The integration of Sinclair has also enabled Norsat to achieve modest costs savings as a result of efficiencies gained from being a larger organization.

Continue to provide innovative products

We invest in research and development to maintain our status as “best in class”. Our R&D efforts are directed toward enhancing existing product lines and introducing new products. We believe that the development of new products within our products segments will keep Norsat on the cutting edge of our industry, attract new business and lead to the development of new market verticals.

Norsat International Inc.	Management’s Discussion & Analysis

Expand into new markets

Our long-term objectives include entering new geographic markets and strengthening our reach into existing markets, broadening our customer base, and expanding into new market verticals.

The Sinclair acquisition strongly supports this strategy. Sinclair products are well established among customers in the commercial space and at the municipal government level and have provided opportunities for Norsat to diversify into these markets. We also see opportunities to sell Sinclair products through our Microwave Products segment, to target design antennas for our maritime and remote segments, and to cross-sell Sinclair products to our existing customers in Europe and the military markets.  To date, we have integrated Sinclair’s sales force with our own and have identified several cross-selling opportunities.  However, as our customers’ sales cycles are typically long, these opportunities may take several quarters to realize, if at all.

Provide a breadth of solutions to our existing customers

Another component of our growth strategy is to expand the breadth of the solutions we provide to each customer.  Currently, the vast majority of our revenues are generated by the hardware and systems we manufacture. We believe there are a number of opportunities to provide ancillary services and third-party hardware components related to these core products.  In particular, we believe customers in remote and austere regions would benefit from an “end-to-end solution provider” approach, enabling them to purchase all their secure communication requirements from a single vendor.  Customers could then be confident that all the elements of their communications solution would be configured to work well together, and that they would receive comprehensive product support.  Norsat, in turn, would benefit from stronger customer relationships, higher sales, and the long-term development of a stable, recurring revenue stream.

We continue to actively evaluate various technologies and commercial applications that complement our current suite of product and service offerings. Our goal is to become the connectivity solutions provider of choice for remote and austere regions of the world. In February 2012, we established a new business segment called Norsat Power Solutions. This new business segment will provide turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors. It will also develop complementary products for our other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment. Norsat Power Solutions will help us diversify into a new market segment while leveraging a number of our existing Norsat / Sinclair customer relationships, especially in the utility and rail sectors. The new segment will also allow us to expand our existing product offerings and may create some modest cost synergies. As an added benefit, the power solutions market provides opportunities to generate recurring revenue streams through the provision of ongoing monitoring or service requirements and through regular upgrade and renewal cycles. The development of new recurring revenue streams is a key strategic objective for Norsat.

We are also seeking out new opportunities in remote and austere regions of the world where we can offer our expertise to solve communications and logistics problems. We plan on leveraging our secure and reliable products, along with our experience on how to better serve customers and give them the best value and product performance. As we establish more initiatives in the world’s challenging regions and environments, our expectation is that many of the customers we currently serve will have scalable opportunities and will rely on us to assist in further build outs or expansion projects.

Norsat International Inc.	Management’s Discussion & Analysis

Grow our business through existing and new customers

We market the majority of our products in North America through our direct sales force, OEMs, distributors and manufacturer representatives.  In Europe, the Middle East, Africa and Asia, our products are sold through a direct sales force, OEMs, and system integrators.

Almost all of our portable satellite systems sales to the US Government were sold through our direct sales force.  Due to successful deployments with the US Government, additional militaries and governments around the world have become Norsat customers.

We will continue to use, increase and invest in our various sale channels and we are increasingly emphasizing those that enable us to target large commercial customers.  In addition, we are pursuing opportunities to cross-sell our products to customers within all of our segments.

Currently, we are experiencing a growing level of demand from militaries outside of the US and from large commercial enterprises. This trend is evidenced by an increasing volume of requests for proposal (“RFPs”). The size of the contracts up for tender is also higher in terms of dollars allocated.  While we view these developments as highly positive, gauging when these RFPs will be awarded and potentially converted into revenues remains challenging as these decisions are made by the customers and not by us.

Continue to focus resources prudently

Norsat has been fiscally prudent with regard to expenses and we will continue to focus our resources strategically.  While we seek growth opportunities, we also continue to review opportunities for strategic cost-cutting measures.

3.0  Overview

➢
For the three months ended March 31, 2012, revenue increased 21%, gross profit increased 20%, EBITDA (1)  increased by 6% and net earnings grew 377% compared to the same period in 2011. The significant improvement in results reflects the positive impact of the Sinclair acquisition, strong demand for many of our products and a favourable product mix which supported stable gross profit margins.

➢
The Sinclair Division, which was acquired on January 21, 2011, continued to perform above historical norms, reflecting a favourable product mix and strong demand, particularly from the transportation sector. The new division has helped to diversify our product lines with antenna and RF conditioning products, and has also firmly positioned Norsat in the commercial market.

➢
As anticipated, the Satellite Solutions division experienced a reduction in order activity related to cuts in US military spending. This was partially offset by $0.3 million in new revenue under the First Nations’ Emergency Services Society of British Columbia (“FNESS”) contract.

➢	Our Microwave Division posted a 14% increase in revenue and we achieved stable results in our Maritime Products Division.

Note
(1) Earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange and is a non-IFRS measure. EBITDA is reconciled to its nearest IFRS measure, Net earnings for the period in Section 4.1 Non-IFRS Measurements.

Norsat International Inc.	Management’s Discussion & Analysis

➢
In February 2012 we established a new business segment called Norsat Power Solutions. The new business segment will provide turnkey, project-specific power conversion and energy storage solutions for high-integrity applications in the communications, transportation and resource sectors. It will also develop complementary products for Norsat’s other segments, including power supplies and DC-DC converters for our Microwave Products segment and portable power products for our Satellite Solutions segment. We believe Norsat Power Solutions will help us diversify into a new market segment while leveraging a number of our existing Norsat/Sinclair customer relationships, especially in the utility and rail sectors. The new segment will also allow us to expand our existing product offerings and may create some modest cost synergies. As an added benefit, the power solutions market segment includes projects that have ongoing monitoring or service requirements, as well as regular upgrade and renewal cycles. These projects, if won, would create new recurring revenue streams for Norsat, which is a key strategic objective.

➢	Mr. Ivan Gissing was appointed General Manager of both the Sinclair Division and the new Norsat Power Solutions division.

3.1 Outlook

Prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries around the world, a continued focus on homeland security and the emergence of non-traditional applications. These new market opportunities include business continuity measures by large organizations and content production by new entrants to the satellite communications space.  In particular, we anticipate attractive growth opportunities in our Satellite Solutions business where we have seen increased proposal activities and in our Remote Network Solutions segments, where the markets we are targeting are relatively new or even untapped.

We believe that long-term prospects for the RF antenna and filter industries also remain strong.  While demand for specific product lines can be cyclical depending on network deployment trends, and the market is generally considered to be mature, our Sinclair products have proven to be largely resistant to technical obsolescence as significant industry innovation has been relatively modest and product life cycles are long.

Demand in our Microwave Products and Maritime Solutions segments is expected to remain stable given that these are mature markets and we already have a strong market position within them.

In the near-term, we anticipate that the key factors affecting our revenue growth will continue to be the timing of awards of major military and certain commercial projects. In addition, we believe that competition in the satellite industry will continue to intensify as more companies focus on opportunities in the satellite terminal market. While demand for Sinclair products is expected to remain robust, competitive pressure and increasing labour costs could have a negative impact on product prices within this division.

Given these anticipated competitive pressures, our focus on establishing new revenue opportunities will remain important to us, and we will continue to leverage our strengths as we explore new opportunities.

Norsat International Inc.	Management’s Discussion & Analysis

We remain focused on implementing a business model that will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden our portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify our base of customers to include non-defense customers.

Currently, we are working to execute a balanced growth strategy which incorporates investment in staffing levels, new product introductions, and continued enhancement of existing product lines, diversification by region and by industry vertical, and a broadening of the solutions we provide to customers. We expect to realize a portion of these objectives through organic growth.

While we will maintain our strict focus on preserving a sustainable cost structure, we also anticipate higher costs of production and higher operating costs as we make investments to pursue our strategic objectives.  We are cognizant of the extent of the current credit crisis and will remain vigilant in our credit granting practices, however, we believe our exposure to bad debt is relatively low overall. Most of our trade accounts receivables are generated from various military and large commercial customers, and we do not believe they are at risk of default. Additionally, the balance of amounts owing is spread over a diverse range of customers.

Finally we will continue to actively pursue new acquisitions. The current recessionary trends, coupled with our strong financial position and capital structure, have created excellent conditions for effectively realizing growth through strategic acquisition. We remain optimistic that we can close on at least three deals during the next five years. However, we will not undertake any acquisition unless it meets our strict criteria to provide strong value, further our strategic objectives and have the potential to be accretive to shareholders.

4.0 Financial Review

4.1 Non-IFRS Measurements

The following are non-IFRS measurements. Accordingly, investors are cautioned not to place undue reliance on them and are also urged to read all IFRS accounting disclosures presented in the unaudited condensed interim consolidated financial statements and accompanying notes for the three months ended March 31, 2012.

EBITDA

EBITDA is a non-IFRS measure which we use to manage and evaluate operating performance. It is reconciled to IFRS in the table below:

EBITDA (1)
('000)	Three months ended March 31,
	2012	2011	Change
EBITDA	$1,119	$1,053	$66	6%
Interest	(136)	(119)	(17)	14%
Amortization	(370)	(151)	(219)	145%
Taxes	(206)	(387)	181	(47%)
Foreign exchange	111	(181)	292	(161%)
Reorganization	-	(402)	402	(100%)
Net earnings (loss) for the period	$518	$(187)	$705	(377%)

Note
(1) EBITDA refers to earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange. EBITDA is a non-IFRS performance measure. We believe that, in addition to net earnings, EBITDA is a useful complementary measure of pre-tax profitability and is commonly used by the financial and investment community for valuation purposes.  However, EBITDA does not have a standardized meaning prescribed by IFRS. Investors are cautioned that EBITDA should not be construed as an alternative to net earnings determined in accordance with IFRS as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Our method of calculating EBITDA may differ from the methods used by other entities and, accordingly, our EBITDA may not be comparable to similarly titled measures used by other entities.

Norsat International Inc.	Management’s Discussion & Analysis

EBITDA for the three months ended March 31, 2012 improved by 6% to $1.119 million, compared to $1.053 million over the same period last year. Sinclair’s contribution to EBITDA remained constant at $0.9 million. Microwave products improved its contribution by $0.1 million. The absence of acquisition related costs of $0.4 million were offset by higher employee costs of $0.2 million and $0.3 million reduction in EBITDA from Satellite Solutions gross margin dollars.

Working Capital

We use working capital changes as a supplemental financial measure in our evaluation of liquidity. We believe that monitoring working capital items assists in assessing the efficiency of allocation of short-term financial resources. Working capital is calculated by subtracting current liabilities from current assets.

Current Ratio

Current Ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. We believe that monitoring our current ratio assists in assessing Norsat’s liquidity health. Current Ratio is defined as current assets divided by current liabilities.

4.2 Results of Operations for the Three Months Ended March 31, 2012

Sales and Gross Margin

	Three months ended March 31,
	2012	2011	Change
Sales (in '000s)
Sinclair Technologies	$6,167	$4,347	$1,820	42%
Satellite Solutions	2,105	2,358	(253)	(11%)
Microwace Products	2,099	1,839	260	14%
Maritime Solutions	169	171	(2)	(1%)
Total	$10,540	$8,715	$1,825	21%

Gross Profit Margin
Sinclair Technologies	45%	42%	3%
Satellite Solutions	42%	50%	(8%)
Microwave Products	43%	44%	(1%)
Maritime Solutions	39%	18%	21%
Total	44%	44%	0%

Quarterly results from our business segments fluctuate from quarter to quarter due to seasonal influences on sales volumes.  In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other three segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

Norsat International Inc.	Management’s Discussion & Analysis

Despite uneven economic conditions, total sales for the three months ended March 31, 2012 increased to $10.5 million, from $8.7 million in Q1 2011. This $1.8 million increase reflects the positive impact of a full three months of contribution from the Sinclair Division, compared to just over two months contribution from Sinclair during the same period last year. We acquired the Sinclair business in January 2011. Results from this division were also above historical norms, with total revenue of $6.2 million reflecting strong demand, especially in the transportation sector.

Satellite Solutions sales decreased to $2.1 million, from $2.4 million in Q1 2011. The decline in segment revenues reflects a $0.6 million reduction in equipment and services sales to the US military, partially offset by $0.3 million in new revenue from our FNESS contract.  The Satellite Solutions division is actively working to diversify its customer and product base especially into other militaries, commercial, resource, transportation and public safety segments.

First quarter sales of Microwave Products increased to $2.1 million from $1.8 million in 2011. A more favourable product mix and increased ordering activity were key factors in the $0.3 million year-over-year improvement.

Sales from Maritime Solutions were consistent with last year at $0.2 million.

On a consolidated basis, first quarter gross margin percentage was 44%, on par with the 2011 result. The Sinclair division achieved above-average margins on a combination of favourable product mix and strong demand. However, these gains were offset by a decline in gross profit margins from the Satellite Solutions segment. Gross profit margins from our Satellite Solutions segment declined to 42% during the first quarter, from 50% in Q1 2011.  The decline in gross profit margin was anticipated and reflects the lower margins on the FNESS contract and lower selling prices for existing product lines.

Expenses

('000s)	Three months ended March 31
	2012	2011	Change
Selling and distributing expenses	$1,831	$1,250	$581	46%
General and administrative expenses	1,477	1,748	(271)	(16%)
Product development expenses, net	530	355	175	49%
Other expenses	52	300	(248)	(83%)
Total expenses	$3,890	$3,654	$236	6%

For the three months ended March 31, 2012, total expenses increased to $3.9 million, from $3.7 million in Q1 2011.

First quarter selling and distributing expenses increased to $1.8 million, from $1.3 million in 2011. This increase included approximately $0.1 million of costs related to the launch of our new Norsat Power Division, $0.2 million for amortization of intangible assets acquired from Sinclair and $0.2 million related to higher employee costs and the added costs of operating Sinclair for a full quarter in Q1 2012 compared to just over two months in 2011.

General and administrative expenses decreased to $1.5 million, from $1.7 million during the first quarter of 2011. This reduction primarily reflects the absence of $0.4 million in acquisition costs incurred in the first quarter of 2011 as part of the Sinclair transaction, but which were not repeated in the 2012 period. The lower G&A expense also reflects modest cost savings. Partially offsetting these reductions were $0.3 million of restructuring costs and the added costs of operating Sinclair for a full quarter in Q1 2012, compared to just over two months in 2011.

Norsat International Inc.	Management’s Discussion & Analysis

('000s)	Three months endedMarch 31,
	2012	2011	Change
Direct expenses	$679	$557	$122	22%
Amortization	111	80	31	39%
Transfer to Cost of Sales	(18)	-	(18)	N/A
Less: Government contribution	(242)	(282)	40	(14%)
Total product development expenses, net	$530	$355	$175	49%

First quarter net product development expenses increased to $0.5 million from $0.4 million last year, reflecting three full months of Sinclair operations, compared to just over two months last year. The increase also reflects the amortization of intangible assets acquired from Sinclair. Product development continues to be a core focus for us and is reflected through development programs in our Sinclair Technologies, Satellite Solutions and Microwave Products business units.

Other expenses for the three months ended March 31, 2012 were $0.1 million compared to $0.3 million during the same period last year. This increase primarily reflects a favourable foreign exchange variance from translating Canadian dollar-denominated operating expenses into US dollars.

Net earnings for the period

('000s), except per share amounts	Three months ended March 31
	2012	2011	Change
Earnings before income taxes	$724	$200	$523	261%
Income tax expense/(recovery)	$206	$387	$(181)	(47%)
Net earnings (loss) for the period	$518	$(187)	$704	377%

For the three months ended March 31, 2012, earnings before income taxes increased to $0.7 million, from$0.2 million in Q1 2011.

First quarter net earnings increased to $0.5 million, or $0.01 per share, basic and diluted, from a net loss of $0.2 million, or $(0.00) per share, basic and diluted, during the same period last year.

Norsat International Inc.	Management’s Discussion & Analysis

4.3 Summary of Quarterly Results

Quarterly Financial Data
('000s), except for earnings per share	Three months ended
	Mar 31	Jun 30	Sep 30	Dec 31
2012
Sales	$10,540
EBITDA (1)	1,119
Net earnings (loss) for the period	518
Net earnings (loss) per share - basic	0.01
Net earnings (loss) per share - diluted	0.01
Weighted average common shares outstanding -	#
Basic ('000s)	58,317
Diluted ('000s)	58,343

2011
Sales	$8,715	$8,644	$11,381	$9,616
EBITDA (1)	1,053	486	1,683	961
Net earnings (loss) for the period	(187)	(285)	1,102	(221)
Net earnings (loss) per share - basic	(0.00)	(0.00)	0.02	(0.00)
Net earnings (loss) per share - diluted	(0.00)	(0.00)	0.02	(0.00)
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	57,082	58,364	58,351	58,317
Diluted ('000s)	57,082	58,364	58,380	58,317

2010
Sales	$4,887	$5,199	$4,492	$5,655
EBITDA (1)	666	895	659	443
Net earnings for the period	514	817	609	215
Net earnings per share - basic	0.01	0.02	0.01	0.00
Net earnings per share - diluted	0.01	0.02	0.01	0.00
Weighted average common shares outstanding -	#	#	#	#
Basic ('000s)	53,677	53,591	53,439	53,556
Diluted ('000s)	53,855	53,758	53,551	53,651

Note
(1) Earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange and is a non-IFRS measure. EBITDA is reconciled to its nearest IFRS measure, Net earnings for the period in Section 4.1 Non-IFRS Measurements.

Quarterly results from our four revenue generating business segments fluctuate from quarter-to-quarter due to seasonal influences on sales volumes. In our Sinclair Technologies segment, the first and second quarters are historically the strongest, as most of Sinclair’s products are installed before the winter season. Among our other three segments, the third and fourth quarters are typically the strongest, as these have traditionally been the periods when military sales occur. The timing of contract awards also creates significant fluctuations in our quarterly results as some large contracts represent a significant share of sales for a given quarter. The timing of these orders is unpredictable.

We are working to reduce quarterly revenue fluctuations by cultivating revenue streams that are more stable in nature and distributed throughout the year. Our acquisition of Sinclair reflects this strategy, as Sinclair’s sales are generally more evenly distributed than those of our other segments, and tend to be strongest during periods when sales from our other segments are relatively weak. For the short-term, we have mitigated revenue instability in our Satellite Solutions segment through the addition of our NATO and from the FNESS contracts discussed in our annual 2011 MD&A. Together, these contracts have created a revenue backlog which will help to reduce volatility in our financial results over the next several quarters.

Norsat International Inc.	Management’s Discussion & Analysis

4.4 Liquidity and Financial Condition

Liquidity

Our principal cash requirements are for working capital and capital expenditures.

As at March 31, 2012, we had $3.0 million in cash and cash equivalents, a decrease of $1.2 million from $4.2 million as at December 31, 2011. Cash used by operating activities was approximately $1.2 million, compared to $0.4 million cash generated during Q1 2011. For the three months ended March 31, 2012 and 2011, we generated $0.2 million and $12.2 million in financing activities, respectively. Financing activities for the three months ended March 31, 2011 included $12.0 million in loan proceeds related to the Sinclair acquisition loan. For the three months ended March 31, 2012 and 2011, approximately $0.1 million and $15.3 million of cash was used, respectively, for investing activities. Investing activities for the three months ended March 31, 2011 comprised the $15.0 million of cash used to acquire Sinclair.

Our working capital requirements are mainly for materials, production, selling, operations and general administrative expenses. Our working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

As at March 31, 2012, working capital1 remained constant at $11.8 million compared to December 31, 2011.  The current ratio2 as at March 31, 2012 was 2.4 times compared to 2.0 times as at December 31, 2011.

Trade and other receivables was $6.7 million as at March 31, 2012, down from $7.9 million as at December 31, 2011. We collected $0.7 million in SADI receivables, offset by additions to receivables from SADI and DTAPP of $0.4 million. The balance of $0.9 million reflects the timing of collections during the quarter.

Trade and other payables and accrued liabilities decreased by $2.5 million to $4.6 million as at March 31, 2012, from $7.1 million as at December 31, 2011. The reduction is mostly related to payments of December 31, 2011 accrued bonuses totaling $1.5 million and general settlement of trade payables during the quarter.

Inventory as at March 31, 2012 was $9.7 million compared to $10.2 million as at December 31, 2011, a decrease of $0.5 million.  The reduction in inventory was mainly due to favourable timing of customer deliveries.

As of March 31, 2012, shareholders’ equity increased to $19.4 million from $18.7 million at December 31, 2011, an increase of $0.7 million.  The increase reflects the $0.5 million improvement in earnings and a $0.2 million increase in other comprehensive income accounts due to favourable exchange differences on translating operations in currencies other than US dollars.

____________________________________

1 Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure.
2 Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure.

Norsat International Inc.	Management’s Discussion & Analysis

Going forward, we may deploy cash for any suitable investments consistent with our long-term strategy of entering new geographic markets, broadening our customer base, and expanding into new market verticals. In addition to utilizing some or all of the current cash resources, we may also raise additional capital from equity markets or utilize debt to complete investment and financing transactions that would accelerate our growth in the areas outlined above.

4.5 Capital Resources

Our capital resources as at March 31, 2012 were in cash and cash equivalents.   As at March 31, 2012, we had cash and cash equivalents of $3.0 million.  We plan to continue to fund cash requirements through operations. If required, we have credit facilities in place that can be drawn upon.  There have been no changes to our credit facilities described in our annual 2011 MD&A.

Credit Facilities

Operating Lines of Credit

As at March 31, 2012 and May 8, 2012, we had additional credit facilities totaling $3.75 million. As at both of these dates, we had not drawn on these facilities.

Acquisition Loan

For the three months ended March 31, 2012, we repaid $0.6 million in principal against our acquisition loan.

As at March 31, 2012 and May 8, 2012, our combined weighted average interest rate and spread rate was 4.15% and 4.17%, respectively.

As at March 31, 2012 and May 8, 2012, we were in compliance with our debt covenants.

See Section 12.0 Events after the Reporting Date.

Strategic Aerospace and Defense Initiative (SADI)

In 2008, we were awarded a Cdn$5.97 million repayable contribution by the Canadian Ministry of Industry’s SADI  program. The SADI award provided external validation of the excellence of our research and development activities, while also supporting our continued investment in technological innovation.

For the three months ended March 31, 2012, we recorded $0.2 million (2011- $0.3 million) as a reduction to product development expense in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. Total cash received was $0.7 million for the three months ended March 31, 2012 (2011- $0.3 million). As at March 31, 2012, $0.9 million remains in trade and other receivables (2011- $1.3 million).

Norsat International Inc.	Management’s Discussion & Analysis

Digital Technology Adoption Pilot Program (DTAPP)

In February 2012, we entered into an agreement with the National Research Council Canada (“NRC”), as represented by its Industrial Research Assistance Program. Under this agreement, NRC agrees to reimburse us 80% of salary costs and 50% of contractor fees incurred between January 16, 2012 and March 31, 2015 related to eligible projects that adopt digital technology to improve productivity. The NRC has agreed to provide us with maximum funding of Cdn$99,993 for the first project covering the time period January 16, 2012 to March 31, 2012. Repayment of contributions received is not required.

For the three months ended March 31, 2012, we recorded $0.1 million relating to DTAPP as a reduction to expenses in the Condensed Interim Consolidated Statements of Earnings and Comprehensive Income. As at March 31, 2012, $0.1 million remains in trade and other receivables.

Research and development, patents and licenses, etc.

We invested $3.2 million into research and development of new products in fiscal 2011 and an additional $0.7 million in the first quarter of 2012.

4.6 Contractual Obligations

The Company’s known contractual obligations at March 31, 2012, are quantified in the following table:

('000s)	Remaining 2012	2013	2014	2015	2016	Total
					and later
Acquisition loan	$2,400	$3,000	$3,000	$590	$-	$8,990
Promissory note payable	-	750	-	-	-	750
Inventory purchase obligations	3,848	993	162	-	-	5,003
Operating lease obligations	530	706	722	303	277	2,538
Total	$6,778	$5,449	$3,884	$893	$277	$17,281

In the normal course of our business, we enter into purchase commitments, including inventory purchase obligations as disclosed above. We have operating lease commitments that extend to November 2016. During the quarter ended March 31, 2012, we renewed the operating lease for Sinclair until December 31, 2014.

In addition, we are required to make contingent repayment of certain government contributions starting in 2013 based on fiscal 2012 performance.  As at March 31, 2012, we did not accrue any liability for repayment as the amount cannot yet be determined.

Norsat International Inc.	Management’s Discussion & Analysis

5.0 Off Balance Sheet Arrangements

As at March 31, 2012 and May 8, 2012, we did not have any off balance sheet arrangements.

6.0 Transactions with Related Parties

Compensation of key management personnel including the Company’s President and Chief Executive Officer, Chief Financial Officer, General Manager and former President of a significant subsidiary are as follows:

	Three months ended March,
('000s)	2012	2011
Short-term employee benefits	$809	$241
Share based payments	12	4
Total	$821	$245

The amounts disclosed in the table above are the amounts recognized as an expense during the reporting period related to key management personnel. A substantial portion of the quarter-over-quarter increase of short-term employee benefits relates to restructuring costs totaling approximately $0.3 million and additional headcount.

7.0 Proposed Transactions

As at May 8, 2012, we had not committed to any asset or business acquisitions or dispositions.

8.0 Critical Accounting Estimates

Critical accounting estimates are described in Section 8.0 - Critical Accounting Estimates of our 2011 annual MD&A found at www.sedar.com. When preparing the unaudited condensed interim consolidated financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from these judgments, estimates and assumptions.

The judgements, estimates and assumptions applied in the unaudited condensed interim consolidated financial statements, including key sources of estimation uncertainty were the same as those applied in our last annual financial statements for the year ended December 31, 2011, with the addition of the following estimate:

Recognition of Government Contributions

We recognize Government contributions of eligible expenditures when there is reasonable assurance that we will comply with the conditions attached to the grant and the grant will be received. We estimate Government contributions based on labour costs and expenses incurred and its belief of what will ultimately be approved for payment by Government agencies.  Uncertainty relates to the acceptability of the contribution amounts claimed, actual timing and ultimate collectability that can vary from our estimation.

Norsat International Inc.	Management’s Discussion & Analysis

9.0 Outstanding Share Data

We have 100,000,000 shares of Common Stock authorized, of which 58,316,532 were outstanding at March 31, 2012 and at May 8, 2012.

As at May 8, 2012, we had 1,903,700 options outstanding to acquire common shares at prices ranging from $0.48 to $1.50 per share.

10.0 Risks and Uncertainties

There have been no significant changes or updates to our risk and risk management approach and discussion as outlined in Section 12 – “Risks and Uncertainties” of our annual 2011 MD&A found at www.sedar.com.

Investors should carefully consider the risks and uncertainties described in its annual 2011 MD&A before making an investment decision. If any of the risks actually occur, our business, financial condition or operating results could be materially harmed. This could cause the trading price of our common shares to decline, and you may lose all or part of your investment.

11.0 Disclosure Controls and Internal Controls over Financial Reporting

11.1 Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure.

11.2 Internal Controls over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

11.3 Changes in Internal Controls over Financial Reporting

During the three months ended March 31, 2012, there were no changes in internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Norsat International Inc.	Management’s Discussion & Analysis

12.0 Events after the Reporting Date

Under the original terms and conditions of the acquisition loan from HSBC Bank of Canada (the “Bank”), we are required to repay an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of our net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant financial year.  Pursuant to this formula, we are required to pay $600,000, related the financial year ended December 31, 2011 to the Bank no later than April 30, 2012.  On April 26, 2012, the Bank amended the terms and conditions of the acquisition loan by allowing us to repay the $600,000 over the period from May 1, 2012 to April 30, 2013 in equal installments of $50,000 plus interest. The amendment to this payment is applicable only for the mentioned period. All other terms and conditions remained unchanged.